aKB

17004682

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2017
Washington DC
415

SEC FILE NUMBER
8- 68624

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Inlet Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6805 Morrison Blvd St 380
(No. and Street)

Charlotte (City) NC (State) 28211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Armstrong 704-900-1141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert LLP
(Name – *if individual, state last, first, middle name*)

2626 Glenwood Avenue (Address) Raleigh (City) NC (State) 27608 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeff Armstrong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Inlet Advisors LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

2/23/17

Signature

CEO

Title

2/23/17

Notary Public

IAN DARGAVEL
Notary Public
Mecklenburg Co., North Carolina
My Commission Expires June 2, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH INLET ADVISORS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

As of and for the Year Ended December 31, 2016

And Report of Independent Registered Public Accounting Firm

NORTH INLET ADVISORS, LLC
TABLE OF CONTENTS

Cherry Bekaert LLP
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
North Inlet Advisors, LLC
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of North Inlet Advisors, LLC (the "Company") as of December 31, 2016 and the related statements of operations, changes in member's interest, and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I (Computation of Net Capital and Net Capital Ratio Under Rule 15c3-1) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

Charlotte, North Carolina
February 16, 2017

NORTH INLET ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

Assets	
Cash and cash equivalents	$571,322
Accounts receivable	27,572
Prepaid expenses and other assets	27,277
Total Current Assets	626,171
Furniture and Equipment	33,261
Accumulated Depreciation	(9,881)
Total Fixed Assets	23,380
Total Assets	$649,551
Liabilities	
Accounts payable	764
Accrued compensation	27,152
Total Liabilities	27,916
Member's Interest	
Member's interest	621,635
Total Member's interest	621,635
Total Liabilities and Member's Interest	$649,551

The accompanying notes to the financial statements are an integral part of this statement.

NORTH INLET ADVISORS, LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

Revenues	
Advisory fees	$2,275,025
Total revenues	2,275,025
Expenses	
Payroll expenses - wages	1,004,454
Partner compensation	500,000
Professional fees	21,028
Payroll taxes	56,234
Rent	106,783
Regulatory fees	17,238
Business development	6,878
Advertising and promotion	23,720
Computer and internet expenses	14,055
Charitable contributions	68,000
Telephone expense	6,939
Insurance	2,852
Depreciation	4,706
Dues and subscriptions	30,906
Travel, meals, and entertainment	4,531
Miscellaneous	1,027
Total expenses	1,869,351
Net income	$405,674

The accompanying notes to the financial statements are an integral part of this statement.

NORTH INLET ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S INTEREST

YEAR ENDED DECEMBER 31, 2016

	Member's Interest
Balance, January 1, 2016	$443,461
Net income	405,674
Distributions to member	(227,500)
Balance, December 31, 2016	$621,635

The accompanying notes to the financial statements are an integral part of this statement.

NORTH INLET ADVISORS, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities	
Net income	$405,674
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,706
Increase in accounts receivable	(18,144)
Increase in prepaid expenses and other assets	(22,122)
Decrease in accounts payable	(3,760)
Increase in accrued compensation	10,448
Net cash provided by operating activities	376,802
Cash flows from investing activities	
Purchase of Furniture and Equipment	(12,846)
Net cash used in investing activities	(12,846)
Cash flows from financing activities	
Member distributions	(227,500)
Net cash used in financing activities	(227,500)
Net increase in cash and cash equivalents	136,456
Cash and cash equivalents at beginning of year	434,866
Cash and cash equivalents at end of year	$571,322

The accompanying notes to the financial statements are an integral part of this statement.

Note 1—Nature of operations

North Inlet Advisors, LLC (the "Company"), a North Carolina limited liability corporation, was formed on May 11, 2010, under the laws of the state of North Carolina and is an investment banking firm providing corporate finance, private placement and advisory services to middle market companies. The Company was founded with $50,000 in initial capital contributions from a sole owner.

The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC") and the Public Company Accounting Oversight Board. Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company places its cash and cash equivalents on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. During the year, the Company from time to time may have amounts on deposit in excess of the insured limits.

Accounts Receivable – Trade accounts receivable are stated less an allowance for doubtful accounts, if applicable. Credit is extended to clients after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivable are deemed to be uncollectible. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. The Company did not deem an allowance for doubtful accounts to be necessary as of December 31, 2016.

Furniture and Equipment – Furniture and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets which range from 5 to 7 years. Maintenance and repairs are charged to expenses as incurred and renewals and betterments are capitalized. Gains and losses on disposals are credited or charged to operations. Long-lived assets are reviewed for impairment whenever changes in circumstances indicate the carrying value of an asset may not be recoverable.

Note 2- Summary of significant accounting policies (continued)

Fee Revenue – The Company's revenues are generated primarily through providing general corporate finance advice, merger and acquisition, and private placement-related advisory services. The Company receives non-refundable, upfront advisory fees in most transactions. Due to the extensive research and analysis performed for the client prior to the execution of a services agreement, the Company recognizes upfront advisory fees as revenue upon receipt.

The Company receives placement fees and transaction fees for completed transactions. Referral fees are recognized when earned based upon the terms of signed agreements. Revenues from advisory fee arrangements are recognized in the period earned.

Other revenues relate primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to clients under the terms of agreements in place with those clients. These costs are expensed as incurred and billed in accordance with the agreed-upon terms.

Advertising – Advertising costs are expensed as incurred.

Income Taxes – The Company has elected to be treated as a limited liability corporation for income tax purposes. As such, substantially all income (loss) of the Company is reported by the member on their individual income tax returns.

Note 3—Capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. The Company stayed within limits during their withdrawals (net capital ratio of less than 10 to 1). At December 31, 2016, the Company had net capital of $539,913, which was $534,913 in excess of its required capital of $5,000. The Company's net capital ratio was 5.17%.

The company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the rule.

Note 4—Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 5—Supplemental cash flow information

As the Company has elected to be treated as a limited liability corporation for income tax purposes, no cash was paid for income taxes in 2016. The Company did not incur interest expense in 2016.

Note 6- Operating Leases

The Company leases its office space under a four-year non-cancelable operating lease, which expires in December 2019. Future minimum lease payments through December 31, 2017, will be $138,277. The Company has entered into an expense sharing agreement with North Inlet Partners, LLC, which offsets a portion of the lease expense.

Future annual rents are as follows.
2018- $147,057
2019- $151,491

The Company has entered into a lease agreement for its copier. Future minimum lease payments through December 31, 2017 will be $3,125. The expense sharing agreement with North Inlet Partners, LLC may offset a portion of the lease expense.

Total lease expense for the year ended December 31, 2016, was $139,973 of which the expense allocated to the Company was $109,973. The remaining portion was paid by North Inlet Partners, LLC.

Note 7—Related parties

As discussed in Note 6, the Company has entered into an expense sharing agreement with North Inlet Partners, LLC, which is owned by the original member of the Company. The expense sharing agreement includes rent as well as normal and customary charges for taxes, scan, fax, copier, and other similar expenses. The Company also has a contract services agreement with North Inlet Capital, LLC, which is owned by the original member of the Company. The contract services agreement called for a $5,000 monthly cash payment by North Inlet Capital, LLC. Under terms of the agreement, $60,000 was received in 2016.

Note 8—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 9—Subsequent events

The Company has evaluated subsequent events through February 16, 2017, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued. There were no subsequent events to report.

SUPPLEMENTAL SCHEDULES

NORTH INLET ADVISORS, LLC
SCHEDULE I- COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO
RULE 15-c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31 2016

Net worth	$621,635
Less:	
Non-allowable assets	
Accounts receivable	27,572
Prepaid expenses and other assets	30,770
Furniture and fixtures-net	23,380
Net capital adjustments	81,722
Net capital	$539,913
Aggregate indebtedness	$27,916
Ratio of indebtedness to capital	0.0517

A reconciliation of the Company's computation of net capital as reported was not prepared as there were no material differences between the Company's computation of net capital included in its unaudited Form X17A-5 Part II and the computation contained herein.

NORTH INLET ADVISORS, LLC
SCHEDULE II- EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2016

North Inlet Advisors, LLC is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) We identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the company claimed an exemption from 17 C.F.R. §240.15c-3-3: (k)(2)(i) and
(2) We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

North Inlet Advisors, LLC

Jeff T. Armstrong

Managing Partner

February 16, 2017

Cherry Bekaert LLP
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
North Inlet Advisors, LLC
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report (Schedule II), in which (1) North Inlet Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal years without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Charlotte, North Carolina
February 16, 2017

Cherry Bekaert LLP
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON AGREED-UPON PROCEDURES REQUIRED BY SEC RULE 17a-5(e)(4)

The Member
North Inlet Advisors LLC
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (General Assessment Reconciliation ("Form SIPC-7")) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by North Inlet Advisors, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants as adopted by Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers reconciling adjusted amounts to the Company's trial balance noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Charlotte, North Carolina
February 16, 2017

NORTH INLET ADVISORS, LLC
SCHEDULE OF ASSESSMENTS AND PAYMENTS

DECEMBER 31, 2016

Payment Date	To Whom Paid	Amount
July 2016	SIPC	$3687.50
January 2017	SIPC	$2000.06

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1866*********************MIXED AADC 220
68624 FINRA DEC
NORTH INLET ADVISORS LLC
6805 MORRISON BLVD STE 380
CHARLOTTE NC 28211-3575

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 5,687.56
B.	Less payment made with SIPC-6 filed (exclude interest) 7/19/16 Date Paid	(3,687.50)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	2000.06
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2000.06
G.	**PAYMENT:** √ the box **Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **Total (must be same as F above)** $ ________	
H.	Overpayment carried forward $(________)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North Inlet Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 25th day of January, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,275,025

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 2,275,025

2e. General Assessment @ .0025 $ 5,687.56

(to page 1, line 2.A.)